UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Edgen Group Inc.

(Name of Issuer)

Class A Common Shares, par value $0.0001per share

(Title of Class of Securities)

28014Q 107

(CUSIP Number)

James L. Luikart

c/o Jefferies Capital Partners

520 Madison Avenue

New York, New York 10022

(212) 284-2300

Copy to:

Carmen J. Romano, Esq.

Eric S. Siegel, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

(215) 994-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 28014Q 107

1.	Names of Reporting Persons Edgen Murray II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,615,230 common shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,615,230 common shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,615,230 common shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.8%*
14.	Type of Reporting Person (See Instructions) PN

*	The calculation of the foregoing percentage is based on 42,329,043 shares of Class A Common Stock (as defined herein) outstanding as of April 27, 2012.

CUSIP Number 28014Q 107

1.	Names of Reporting Persons Bourland & Leverich Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,727,908 common shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,727,908 common shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,727,908 common shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.7%*
14.	Type of Reporting Person (See Instructions) OO (limited liability company)

*	The calculation of the foregoing percentage is based on 42,329,043 shares of Class A Common Stock (as defined herein) outstanding as of April 27, 2012.

CUSIP Number 28014Q 107

1.	Names of Reporting Persons James L. Luikart
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,343,138 common shares(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,343,138 common shares(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,343,138 common shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 57.5%*
14.	Type of Reporting Person (See Instructions) IN

1.	James L. Luikart is a managing member of Jefferies Capital Partners LLC, which is the managing member of the general partner of Jefferies Capital Partners IV L.P. Jefferies Capital Partner IV L.P. is the manager of Bourland & Leverich Holdings LLC and controls the general partner of Edgen Murray II, L.P.
*	The calculation of the foregoing percentage is based on 42,329,043 shares of Class A Common Stock (as defined herein) outstanding as of April 27, 2012.

CUSIP Number 28014Q 107

1.	Names of Reporting Persons Brian P. Friedman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 198,095(1)
	8.	Shared Voting Power 24,343,138 common shares(2)
	9.	Sole Dispositive Power 198,095(1)
	10.	Shared Dispositive Power 24,343,138 common shares(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,541,233 common shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.0%*
14.	Type of Reporting Person (See Instructions) IN

1.	Between April 30, 2012 and May 1, 2012, Brian P. Friedman purchased 198,095 shares of Class A Common Stock (as defined herein) on the open market.
2.	Brian P. Friedman is a managing member of Jefferies Capital Partners LLC, which is the managing member of the general partner of Jefferies Capital Partners IV L.P. Jefferies Capital Partner IV L.P. is the manager of Bourland & Leverich Holdings LLC and controls the general partner of Edgen Murray II, L.P.
*	The calculation of the foregoing percentage is based on 42,329,043 shares of Class A Common Stock (as defined herein) outstanding as of April 27, 2012.

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Edgen Group Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 18444 Highland Road, Baton Rouge, Louisiana, 70809.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly by Edgen Murray II, L.P., a Delaware limited partnership (“EM II LP”), Bouland & Leverich Holdings LLC, a Delaware limited liability company (“B&L”), Mr. James L. Luikart and Mr. Brian P. Friedman (the “Reporting Persons” and each a “Reporting Person”).

Jefferies Capital Partners IV L.P. is the managing member of Edgen Murray II GP, LLC, the general partner of EM II LP, and the manager of B&L. Messrs. Luikart and Friedman are the managing members of Jefferies Capital Partners LLC, the managing member of JCP IV LLC. JCP IV LLC is the general partner of Jefferies Capital Partners IV L.P. Due to their relationship with EM II LP and B&L, Messrs Luikart and Friedman may be deemed to be the beneficial owners of the shares of Class A Common Stock beneficially owned by EM II LP and B&L. Messrs Luikart and Friedman, however, disclaim beneficial ownership of such shares of Class A Common Stock except to the extent of their pecuniary interest therein. Mr. Friedman also directly owns shares of Class A Common Stock, which he purchased on the open market. Messrs. Luikart and Friedman are citizens of the United States.

Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

The principal business of EM II LP and B&L is to act as a private investment vehicle. The principal occupation of Mr. Luikart is investment management. The principal occupation of Mr. Friedman is investment banking and investment management. In addition to being a managing member of Jefferies Capital Partners LLC, Mr. Friedman is also a director of Jefferies Group, Inc. and Chairman of the Executive Committee of Jefferies & Company, Inc. The business address of each Reporting Person and each entity named in this Item 2 is 520 Madison Ave, 10th Floor New York, New York 10022.

Information in this Schedule 13D with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information provided by another Reporting Person.

During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Friedman purchased 187,392 and 10,703 shares of Class A Common Stock on the open market on April 30, 2012 and May 1, 2012, respectively, with cash. EM II LP holds 12,615,230 shares of Class B common stock of the Issuer (“Class B Common Stock”) and 12,615,230 membership units (the “Membership Units”) of EDG Holdco LLC, a Delaware limited liability company (“EDG”). B&L holds 11,727,908 shares of Class B Common Stock and 11,727,908 Membership Units. Following the initial public offering of Class A Common Stock by the Issuer, which closed on May 2, 2012 (the “IPO”), and pursuant to Exchange Agreements by and among B&L, the Issuer and EDG, and EM II LP, the Issuer and EDG, B&L and EM II LP have the right to exchange from time to time Membership Units and shares of Class B Common Stock for shares of Class A Common Stock on the basis of one Membership Unit and one share of Class B Common Stock collectively for one share of Class A Common Stock (subject to customary conversion rate adjustments for splits, stock dividends and reclassifications) or, at the Issuer’s election, cash (the “Exchange Rights”).

Item 4.	Purpose of Transaction

The information set forth or incorporated in Item 3 hereof is incorporated herein by reference.

Other than as described in this Item 4, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any individuals listed in response to Item 2 hereof, has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer

(a), (b) The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

The percentage of Class A Common Stock reported beneficially owned by each person herein is based upon 42,329,043 shares of Class A Common Stock, which reflects the shares of Class A Common Stock issued and outstanding as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on April 27, 2012, relating to the Issuer’s registration statement on Form S-1, as amended (Registration No. 333-178790).

Mr. Friedman directly owns 198,095 shares of Class A Common Stock, which he purchased on the open market between April 30, 2012 and May 1, 2012. EM II LP, B&L and Mr. Luikart directly own no shares of Class A Common Stock. By reason of the Exchange Rights and provisions of Rule 13d-3 of the Exchange Act, EM II LP may be deemed to beneficially own 12,615,230 shares of Class A Common Stock, constituting approximately 29.8% of the shares of Class A Common Stock outstanding, assuming all of EM II LP’s and B&L’s shares of Class B Common Stock and Membership Units are exchanged and settled for shares of Class A Common Stock, and B&L may be deemed to beneficially own 11,727,908 shares of Class A Common Stock, constituting approximately 27.7% of the shares of Class A Common Stock outstanding, assuming all of EM II LP’s and B&L’s shares of Class B Common Stock and Membership Units are exchanged and settled for shares of Class A Common Stock. Due to his relationship with EM II LP and B&L, Mr. Luikart may be deemed to beneficially own 24,343,138 shares of Class A Common Stock, constituting approximately 57.5% of the shares of Class A Common Stock outstanding, assuming all of EM II LP’s and B&L’s Class B Common Stock and Membership Units are exchanged and settled for shares of Class A Common Stock, all of which are beneficially owned by EM II LP and B&L. Due to his relationship with EM II LP and B&L and his purchase of 198,095 shares of Class A Common Stock on the open market, Mr. Friedman may be deemed to beneficially own 24,541,233 shares of Class A Common Stock, constituting approximately 58.0% of the shares of Class A Common Stock outstanding, assuming all of EM II LP’s and B&L’s Class B Common Stock and Membership Units are exchanged and settled for shares of Class A Common Stock, 24,343,138 of which are beneficially owned by EM II LP and B&L.

Mr. Friedman has the power to dispose of and to vote the shares of Class A Common Stock directly owned by him. EM II LP has the power to exchange the shares of Class B Common Stock and Membership Units directly owned by it for shares of Class A Common Stock, which power may be exercised by its general partner, Edgen Murray II GP, LLC. The managing member of Edgen Murray II GP, LLC is Jefferies Capital Partners IV L.P. B&L has the power to exchange the shares of Class B Common Stock and Membership Units directly owned by it for shares of Class A Common Stock, which power may be exercised by its manager, Jefferies Capital Partners IV L.P. The general partner of Jefferies Capital Partners IV L.P. is JCP IV LLC. The managing member of JCP IV LLC is Jefferies Capital Partners LLC. Messrs Luikart and Friedman are the managing members of Jefferies Capital Partners LLC. After such an exchange, EM II LP and B&L will have the power to dispose of and to vote the shares of Class A Common Stock directly owned by them, which power may be exercised in the same manner. As a result, for purposes of Rule 13d-3 of the Exchange Act, Messrs Luikart and Friedman may be deemed to beneficially own the shares of Class A Common Stock indirectly owned by EM II LP and B&L. Messrs Luikart and Friedman, however, disclaim beneficial ownership of the shares of Class A Common Shares held indirectly by B&L and EM II LP except to the extent of their pecuniary interest therein.

Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(c) None of the Reporting Persons or, to the best knowledge of each of the Reporting Persons, without independent verification, any person listed in response to Item 2 hereof, has engaged in any transaction during the past 60 days involving shares of Class A Common Stock, except for (i) the IPO described in Item 3 of this Schedule 13D and (ii) the purchase of 198,095 shares of Class A Common Stock by Mr. Friedman between April 30, 2012 and May 1, 2012 on the open market.

(d) Not applicable.

(e) Not applicable.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any shares of Class A Common Stock referred to in this Schedule 13D for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3 and 4 hereof is incorporated herein by reference.

The Reporting Persons have entered into a Joint Filing Agreement attached as Exhibit 1 hereto, as required by Rule 13d-1(k) promulgated under the Exchange Act.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

1.	Agreement of Joint Filing, dated as of May 2, 2012, by and among Edgen Murray II, L.P. Bourland & Leverich Holdings LLC, James L. Luikart and Brian P. Friedman

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EDGEN MURRAY II, L.P.

By:	/s/ James L. Luikart
Name: James L. Luikart
Title: President

BOURLAND & LEVERICH HOLDINGS LLC

By:	/s/ James L. Luikart
Name: James L. Luikart
Title: President

/s/ James L. Luikart
James L. Luikart

/s/ Brian P. Friedman
Brian P. Friedman

Dated: May 2, 2012

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

1.	Agreement of Joint Filing, dated as of May 2, 2012, by and among Edgen Murray II, L.P. Bourland & Leverich Holdings LLC, James L. Luikart and Brian P. Friedman